Exhibit 12
MARRIOTT INTERNATIONAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
($ in millions, except ratio)	March 31, 2018	March 31, 2017
Income before income taxes	$502	$494
Income related to equity method investees	(13)	(11)
	489	483
Add/(deduct):
Fixed charges	95	88
Interest capitalized	(1)	—
Distributed income of equity method investees	5	9
Earnings available for fixed charges	$588	$580
Fixed charges:
Interest expensed and capitalized (1)	$76	$70
Estimate of interest within rent expense	19	18
Total fixed charges	$95	$88
Ratio of earnings to fixed charges	6.2	6.6

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12